FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  20 March 2008


                                File no. 0-17630


                            Transaction in Own Shares



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Transaction in Own Shares


20th March 2008



SHARE REPURCHASE PROGRAMME


CRH plc announces that on 19th March 2008, UBS Limited purchased, on behalf of the Company, 235,049 Ordinary Shares of EUR0.32 each in CRH plc at prices between EUR23.798 and EUR 24.25 per Ordinary Share. The purchased shares will be held as Treasury Shares.

CRH plc also announces that on 19th March 2008 it transferred to participants in its employee share schemes 33,642 Ordinary Shares at prices between EUR12.6416 and EUR19.68 per Ordinary Share and at GBP12.38 per Ordinary Share.

Following the above transactions, CRH plc holds 7,720,631 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 539,506,563.


Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340

___



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  20 March 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director